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                            Willkie Farr & Gallagher
                                 787 7th Avenue
                            New York, New York 10019


July 12, 2000


Via EDGAR and Facsimile
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  The Latin America Investment Fund, Inc. - CIK No. 0000862599
     Request for Withdrawal of Registration Statement on Form N-14 File No. 333-40700-01
     -------------------------------------------------------------

Ladies and Gentlemen:

It has come to our attention that a Registration Statement on Form N-14 was incorrectly filed with the Securities and Exchange Commission on June 30, 2000 on behalf of The Latin America Investment Fund, Inc. ("LAM"). On that date, we filed a Registration Statement on Form N-14 (the "Registration Statement") relating to the proposed merger of LAM with and into The Latin America Equity Fund, Inc. ("LAQ"). LAQ is the acquiring company and LAM is the target. It appears that the Registration Statement was filed on behalf of both LAQ and LAM, using both entities' CIK code numbers, instead of just LAQ's CIK code number. Additionally, we discovered that the Registration Statement was filed under the incorrect form type, "N-14." As both LAQ and LAM are closed-end funds, the Registration Statement should have been filed under "N-14 8C."

We respectfully request that the Registration Statement on Form N-14 filed on behalf of LAM be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

Should you have any questions regarding this matter, please do not hesitate to call me at (212) 728-8761.

Very truly yours,

/s/ Mona Bhalla

Mona Bhalla

cc:  Securities and Exchange Commission, Division of Investment Management
         Shaswat Das
     Daniel Schloendorn, Esq.